UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934  (Amendment No.        )*

Oak Ridge Energy Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities))

671770 40 2

(CUSIP Number)

Philip N. A. Mosely
Precept Fund Management SPC on behalf of Prescient Fund Segregated Portfolio
Ground Floor, Harbour Centre
42, North Church Street
P.O. Box 1569
George Town, Grand Cayman  KY1-1110
Cayman Islands
(345) 949-4018

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 671770 40 2	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Precept Fund Management SPC on behalf of Prescient Fund Segregated Portfolio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,222,221(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,222,221(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,222,221(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%(2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)    These shares are held for the benefit of the investors in Prescient Fund Segregated Portfolio, and each of the Reporting Persons disclaims beneficial ownership of the shares.  Excludes 92,000,000 shares of Common Stock of the Issuer held by Newmark Investment Limited, which may be deemed to be beneficially owned by the Reporting Persons as a result of the matters described in Item 4 of this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it or he is the beneficial owner of any shares of Common Stock of the Issuer held by Newmark Investment Limited.
(2)     Based on the 113,888,888 shares of Common Stock of the Issuer outstanding as of November 18, 2013, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q.

CUSIP No. 671770 40 2	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Precept Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,222,221(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,222,221(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,222,221(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%(2)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)    These shares are held for the benefit of the investors in Prescient Fund Segregated Portfolio, and each of the Reporting Persons disclaims beneficial ownership of the shares.  Excludes 92,000,000 shares of Common Stock of the Issuer held by Newmark Investment Limited, which may be deemed to be beneficially owned by the Reporting Persons as a result of the matters described in Item 4 of this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it or he is the beneficial owner of any shares of Common Stock of the Issuer held by Newmark Investment Limited.
(2)     Based on the 113,888,888 shares of Common Stock of the Issuer outstanding as of November 18, 2013, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q.

CUSIP No. 671770 40 2	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Stephen J. Barber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 109,222,221 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 109,222,221 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,222,221 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.9%(2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)    Of these shares, 17,222,221 shares are held for the benefit of the investors in Prescient Fund Segregated Portfolio and 92,000,000 shares are held by Newmark Investment Limited, and each of the Reporting Persons disclaims beneficial ownership of the shares.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it or he is the beneficial owner of any shares of Common Stock of the Issuer held by Newmark Investment Limited.
(2)     Based on the 113,888,888 shares of Common Stock of the Issuer outstanding as of November 18, 2013, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q.

CUSIP No. 671770 40 2	13D	Page 5 of 9 Pages

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 per share par value (the “Common Stock”), of Oak Ridge Energy Technologies, Inc., a Colorado corporation (the “Issuer”), with its principal executive offices at 3046 East Brighton Place, Salt Lake City, Utah 84121.

Item 2.	Identity and Background

(a)  This Schedule 13D is filed by Precept Fund Management SPC on behalf of Prescient Fund Segregated Portfolio (“Prescient Fund SP”), Precept Asset Management Limited (“PAML”) and Stephen J. Barber (the “Reporting Persons”).

(b)  The principal business address of Prescient Fund SP and of PAML is Ground Floor, Harbour Centre, 42, North Church Street, P.O. Box 1569, George Town, Grand Cayman  KY1-1110, Cayman Islands.  The Principal business address for Steve Barber is Level 1, 16 O’Connell Street, Sydney, NSW 2000, Australia.

(c)  The principal business of Prescient Fund SP is a mutual fund.  The principal business of PAML is to act as the investment manager for Prescient Fund SP.  The principal occupation of Mr. Barber, the 100% stockholder of PAML, is investment fund management and risk management.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Prescient Fund SP is a segregated portfolio company incorporated in the Cayman Islands with limited liability. PAML is a an exempted company incorporated in the Cayman Islands with limited liability. Mr. Barber is a citizen of Australia.

Information regarding the directors of each of Prescient Fund SP and PAML is set forth on Schedule A hereto and incorporated by reference herein.

The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1.

Item 3.	Source and Amount of Funds or Other Consideration

On July 1, 2013, Prescient Fund SP acquired 13,888,888 shares of Common Stock for a purchase price of $2.5 million (United States Dollars) in cash, or approximately $0.18 per share.  The cash used by Prescient Fund SP to pay the purchase price was invested by participating shareholders.

On December 24, 2013, Prescient Fund SP subscribed for 3,333,333 shares of Common Stock for a purchase price of approximately $600,000 (United States Dollars) in cash, or approximately $0.18 per share, with the purchase price for 2,500,000 shares to be paid within three business days of the execution of the December Subscription Agreement and the purchase price for the balance of the shares (833,333 shares) to be paid on or before January 23, 2014.  The cash that will be used by Prescient Fund SP to pay the purchase price was invested by participating shareholders.

CUSIP No. 671770 40 2	13D	Page 6 of 9 Pages

Item 4.	Purpose of Transaction

Effective July 1, 2013, Prescient Fund SP and the Issuer entered into a Private Placement Subscription Agreement (the “July Subscription Agreement”), in which Prescient Fund SP subscribed to purchase the 13,888,888 shares of Common Stock from the Issuer and effective December 24, 2013, Prescient Fund SP, Newmark and the Issuer entered into a Private Placement Subscription Agreement (the “December Subscription Agreement”), in which Prescient Fund SP subscribed to purchase the 3,333,333 shares of Common Stock from the Issuer.  The shares were offered and sold pursuant to an exemption from registration under the Securities Act of 1933, as amended, under Sections 4(2) and 4(6) thereof, and Regulation D, Rule 506 and Regulation S, as applicable, promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

Under the July Subscription Agreement, the parties agreed that:

• the Issuer’s board of directors (the “Board”) would be expanded by the addition of two members nominated by Prescient Fund SP;

• future changes in the Board would be subject to Prescient Fund SP’s approval;

• the Issuer would sell or spin-off its wholly-owned subsidiary, Carbon Strategic Pte Ltd., a Singapore corporation;

• the name of the Issuer would be changed to “Oakridge Energy Technologies, Inc.”;

• the Issuer would implement a business development strategy to achieve its desire to seek a listing of the Issuer’s Common Stock on the NASDAQ Market and to implement a dual-listing of the Common Stock on an international exchange such as London’s Alternative Investment Market; and

• the funding would be used to implement an agreed upon business plan and working capital.

Effective July 1, 2013, the Issuer increased the size of the Board from two to four members and appointed two new directors, Tomokazu Oishi and Bryan Urban, who were nominated by Prescient Fund SP pursuant to the July Subscription Agreement.  Messrs. Oishi and Urban resigned from the Board effective November 11, 2013.

The Reporting Persons have had informal discussions with Newmark Investment Limited, a stockholder of the Issuer (“Newmark”), regarding potential cooperation with respect to effecting certain changes, including the resignation of Jeffrey J. Flood, the Chief Executive Officer of the Issuer, from his positions as a director and officer of the Issuer.  Newmark has filed separately their own Schedule 13D with respect to the Issuer. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock of the Issuer held by Newmark.

On November 29, 2013, Newmark gave a power of attorney to Mr. Barber, which authorizes Mr. Barber to take any action necessary for effectively conducting the business and affairs of Newmark, including in respect of its agreements, interests, dealings, loans or investment in the Issuer.  The power of attorney encompasses the authority to commence, enforce and defend legal proceedings; negotiate, enter into and sign documents; and retain and employ professionals relating to Newmark’s interests in the Issuer.

On December 23, 2013, Prescient Fund SP and Newmark reached an agreement with Mr. Flood and the Issuer.  Pursuant to this agreement, Mr. Flood will resign his positions as a director and officer of the Issuer and return any and all of the 2,130,440 shares of Common Stock held by him directly and through entities controlled by him and, to the extent that any of such shares are not held by him directly and through entities controlled by him, use his best efforts to obtain that agreement of the person or entity holding such shares to agree to the redemption of such shares by the Issuer.

CUSIP No. 671770 40 2	13D	Page 7 of 9 Pages

On December 24, 2013, Prescient Fund SP, Newmark and the Issuer entered into the December Subscription Agreement, pursuant to which, the parties agreed, among other things, that:

• Mr. Urban will be reappointed to the Board;

• Mr. Barber will be appointed to the Board and will be appointed as interim chief executive officer of the Issuer;

•  Newmark will forbear collection of a $2.0 million loan it made to the Issuer until June 30, 2014;

• Newmark will transfer 12,000,000 shares of Common Stock to the Issuer, of which 1,500,000 shares of Common Stock will be issued to Mark Meriwether for services performed and the other 10,500,000 shares of Common Stock will be reserved for issuance to employees, consultants and directors of the Company pursuant to an approved equity incentive plan; and

• the funding will be used to implement an agreed upon business plan.

In addition, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may seek to influence or change the Issuer’s operations or business development plans, business strategy, management or directors, competitive position, capital structure or capital management policy, including, without limitation, through potential discussions with management, directors, other shareholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. Such matters and discussions may materially affect, and result in, the Reporting Persons’ modifying their investment in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer’s operations, governance, capitalization or strategic plans, or proposing or engaging in one or more other actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D.  Factors that may influence the Reporting Persons’ actions include, but are not limited to, their views regarding the Issuer’s operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, price levels of the Common Stock, availability of funds, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

Other than as described above, none of the Reporting Persons has any current plans or proposals that would relate to or result in any of the events enumerated in Items 4(a) through (j).

Item 5.	Interest in Securities of the Issuer

(a)  As of the date hereof, each of Precept Fund SP and PAML is the beneficial owners of 17,222,221 shares of Common Stock, representing approximately 15.1% of the shares of outstanding Common Stock of the Issuer (based on the 113,888,888 shares of Common Stock of the Issuer outstanding as of November 18, 2013, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q).  As of the date hereof, Mr. Barber is the beneficial owner of 109,222,221 shares of Common Stock, representing approximately 95.9% of the shares of outstanding Common Stock of the Issuer (based on the 113,888,888 shares of Common Stock of the Issuer outstanding as of November 18, 2013, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q).

(b)  Each of Precept Fund SP and PAML has the shared power to vote and dispose of the 17,222,221 shares of Common Stock of the Issuer beneficially owned by the Reporting Persons.  Mr. Barber has the shared power to vote and dispose of 109,222,221 shares of Common Stock of the Issuer.

CUSIP No. 671770 40 2	13D	Page 8 of 9 Pages

Of these shares, 17,222,221 shares are held for the benefit of the investors in Prescient Fund SP, and each of the Reporting Persons disclaims beneficial ownership of the shares.  As a result of the matters described in Item 4 of this Schedule 13D, the Reporting Persons may be deemed to indirectly share the power to vote or direct the vote of, and indirectly share the power to dispose of or direct the disposition of, the 92,000,000 shares of Common Stock of the Issuer held by Newmark Investment Limited. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it or he is the beneficial owner of any shares of Common Stock of the Issuer held by Newmark.

(c)  Other than the transactions described herein, none of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)  Except as specifically set forth in this Item 5, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of, the Issuer that are beneficially owned directly, or deemed beneficially owned indirectly, by the Reporting Persons.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated into this Item 6 by reference.  In addition, Reporting Persons have had discussions with Newmark regarding the sale of the shares of Common Stock of the Issuer held by Newmark to Prescient Fund SP in exchange for equity interests in Prescient Fund SP.

Other than as described above, to the knowledge of each of the Reporting Persons and the individuals listed in Schedule A, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.Joint Filing Agreement dated December 31, 2013, among the Reporting Persons (filed herewith).

Exhibit 2.Subscription Agreement dated July 1, 2013 (filed as Exhibit 10 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 8, 2013 and incorporated herein by reference).

Exhibit 3.Power of Attorney from Newmark Investment Limited to Stephen J. Barber dated November 29, 2013  (filed herewith).

Exhibit 4.Settlement Agreement and Mutual Release dated December 23, 2013  (filed herewith).

Exhibit 5.Subscription Agreement dated December 24, 2013  (filed herewith).

CUSIP No. 671770 40 2	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 31, 2013
PRECEPT FUND MANAGEMENT SPC
ON BEHALF OF PRESCIENT FUND SEGREGATED PORTFOLIO

By: /s/ David M.L. Roberts
Name: David M.L. Roberts
Title:   Director

PRECEPT ASSET MANAGEMENT LIMITED
By: /s/  Johannes S. de Jager
Name:  Johannes S. de Jager
Title:    Director

STEPHEN J. BARBER

/s/ Stephen J. Barber
Stephen J. Barber

Schedule A

Directors of the Reporting Person

The name, citizenship, principal occupation and business address of each director of Prescient Fund SP and PAML are set forth below.  Other than Mr. Barber, whose beneficial ownership is described in the Schedule 13D, none of the persons listed below owns any shares of Common Stock of the Issuer.  Each of the persons listed below has responded “none” to Items 2(d) and (e).

Name	Citizenship	Business Address	Position(s) with Reporting Person and Present Principal Occupation
Philip N. A. Mosely	United Kingdom	Ground Floor, Harbour Centre 42, North Church Street PO Box 1569 George Town Grand Cayman KY1-1110 Cayman Islands	Director of Prescient Fund SP
David M. L. Roberts	United Kingdom	Ground Floor, Harbour Centre 42, North Church Street PO Box 1569 George Town Grand Cayman KY1-1110 Cayman Islands	Director of Prescient Fund SP
Stephen J. Barber	Australia	Level 1 16 O’Connell Street Sydney, NSW 2000 Australia	Director of PAML
Johannes S. de Jager	South Africa	Ground Floor, Harbour Centre 42, North Church Street PO Box 1569 George Town Grand Cayman KY1-1110 Cayman Islands	Director of PAML

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Exchange Act, the undersigned hereby agree to the joint filing with each other on behalf of each of them to such a statement on Schedule 13D with respect to the common stock, $0.001 par value (including shares of common stock issuable upon conversion of notes and exercise of warrants) of Oak Ridge Energy Technologies, Inc. beneficially owned by each of them. Each of the undersigned hereby expressly authorizes each other party to file on its behalf any and all amendments to such statement.  This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: December 31, 2013
PRECEPT FUND MANAGEMENT SPC
ON BEHALF OF PRESCIENT FUND SEGREGATED PORTFOLIO

By: /s/ David M.L. Roberts
Name: David M.L. Roberts
Title: Director
PRECEPT ASSET MANAGEMENT LIMITED
By: /s/ Johannes S. de Jager
Name: Johannes S. de Jager
Title:   Director

STEPHEN J. BARBER
/s/ Stephen J. Barber
Stephen J. Barber